SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                           HIENERGY TECHNOLOGIES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   42952V 10 1
                                 (CUSIP Number)

                                  JULY 28, 2004
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [X] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 42952V 10 1                     13G                  Page 2 of 4 Pages
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       1)  Name of Reporting Person
           RICHARD MELNICK
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       2)  Check the Appropriate Box if a Member of a Group (See Instructions)
           (a) [ ]
           (b) [ ]
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       3)  SEC Use Only

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       4)  Citizenship or Place of Organization
           UNITED STATES OF AMERICA
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     Number of Shares     5)    Sole Voting Power  3,042,964
                         -------------------------------------------------------
    Beneficially Owned    6)    Shared Voting Power  0
                         -------------------------------------------------------
    by Each Reporting     7)    Sole Dispositive Power 3,042,964
                         -------------------------------------------------------
       Person with:       8)    Shared Dispositive Power   0
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       9)  Aggregate Amount Beneficially Owned by Each Reporting Person
           3,042,964
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      10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           [ ] Not applicable. (See Instructions)
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      11)  Percent of Class Represented by Amount in Row (9)
           7.1%
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      12)  Type of Reporting Person (See Instructions)
           IN
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ITEM 1.  (a) The name of the issuer is Hienergy Technology, Inc. (the
             "Company").

         (b) The principal executive offices of the Company are located at 1601-B Alton Parkway, Unit B; Irvine, California 92606.

ITEM 2.  (a) The name of the filing person is Richard Melnick.

         (b) The business address for Richard Melnick is Box 296, Crested Butte, Colorado 81224.

         (c) Richard Melnick is a citizen of the United States of America.

         (d) The title of the class of securities is Common Stock.

         (e) The CUSIP number of the Common Stock is 42952V 10 1.

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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b)
         OR (c), CHECK WHETHER THE PERSON FILING IS A:

         This statement is being filed pursuant to Rule 13d-1(c).

ITEM 4.  OWNERSHIP.

         According to the Company's Quarterly Report on Form 10-QSB for the quarter ended October 31, 2004 filed with the Securities and Exchange Commission on December 17, 2004, there were 42,189,004 shares of Common Stock issued and outstanding as of December 17, 2004.

         (a) Number of shares beneficially owned: 3,042,964

         (b) Percent of class: 7.1%

         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote: 3,042,964

             (ii)  Shared power to vote or to direct the vote: 0

             (iii) Sole power to dispose or to direct the disposition of:
                   3,042,964

             (iv)  Shared power to dispose or to direct the disposition of: 0

             As of the date of this report, Richard Melnick has sole voting and dispositive authority over 2,436,964 outstanding shares and he may purchase up to 606,000 shares pursuant to warrants he personally owns that are exercisable within 60 days. Richard Melnick is deemed to be the beneficial owner of 246,000 of the shares he has sole voting and dispositive authority over because he is the trustee of such shares for the benefit of his children; the remainder of the shares over which Richard Melnick has sole voting and dispositive authority are personally owned by Richard Melnick. Richard Melnick disclaims beneficial ownership of the shares held in trust for his children and this Schedule 13G shall not be deemed an admission that the reporting person is the beneficial owner of such shares for any purpose.

             As of July 28, 2004, the date of the event which requires filing of this Schedule 13G, Richard Melnick had sole voting and dispositive authority over 652,603 outstanding shares which he personally owned and he had the right to purchase up to 1,300,000 shares pursuant to warrants he personally owned and that were exercisable within 60 days of July 28, 2004. According to the Company's Quarterly Report on Form 10-QSB for the quarter ended January 31, 2004 filed with the Securities and Exchange Commission on March 17, 2004, there were 32,154,466 shares of Common Stock issued and outstanding as of March 12, 2004. As of July 23, 2004, this was the most recent publicly available information regarding the number of issued and outstanding shares of Common Stock.. As of July 28, 2004, Richard Melnick beneficially owned 5.8% of the issued and outstanding Common Stock. At no time since July 28, 2004,

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             has Richard Melnick's beneficial ownership of the issued and outstanding Common Stock exceeded 9.2%.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 28, 2005

                                       /s/ Richard Melnick
                                       -----------------------------
                                       Richard Melnick

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